Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA	Laurence S. Markowitz Partner

Tel + 1 (212) 632 5500 Fax +1 (212) 632 5555	Direct Dial +1 (212) 632 5514

www.salans.com	Direct Fax +1 (212) 307 3314

Imarkowitz@salans.com

April 5, 2005

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Kate Tillian

         Reviewing Accountant

         Mail Stop 0306

Dear Sirs:

On behalf of Unilens Vision Inc. (the “Company”), this will respond to the comments of the Staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004 (the “Report”) set forth in Kate Tillian’s letter of March 23, 2005 to Michael J. Pecora, the Company’s Chief Financial Officer.

The references below to Items refer to the Items of the Report and the numbered paragraphs of this letter correspond to those set forth in Ms. Tillian’s letter.

Item 15.	Control and Procedures

1. In all future filings, the Company will implement the Staff’s comments regarding the Company’s statements about its disclosure controls and procedures. Accordingly, absent facts or circumstances that can not currently be anticipated, the Company expects that its future disclosures under Item 15 will read substantially as follows:

“Item 15. Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, the Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer of the Company, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, the Company, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective.

ALMATY    BAKU    BRATISLAVA    BUCHAREST    ISTANBUL    KYIV    LONDON    MOSCOW     NEW YORK

PARIS    PRAGUE    ST. PETERSBURG    WARSAW

Securities and Exchange Commission Page 2	April 5, 2005

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

2. See paragraph 1 above.

3. See paragraph 1, above.

4. See paragraph 1, above. Also, the Company will not use qualifying terms such as “significant” in future filings and will disclose any change in its internal control over financial reporting during the period reported on that has or is likely to have a material effect thereon.

5. While the Company continues to evaluate and refine its internal control over financial reporting, management does not believe that such activity in its 2004 fiscal year materially affected the Company’s internal control over financial reporting or is likely to do so.

Item 17.	Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition and Discounts

6. The Company will revise its disclosures in future filings with respect to estimated sales return allowances and any other significant reserve accounts to comply with the requirements of Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts and reserves not included in specific schedules.

Royalty Income and Note 6 Royalty Agreement

7. The license agreement under which the royalties in question are generated provides in pertinent part that “within forty-five (45) days after the end of each sequential quarter following the first commercial sale, [the licensee] shall pay to the licensor the royalty payment due for each quarter in U.S. dollars.” Based on this provision, the Company recognizes royalty income at the end of each quarter based on the amount of net sales of licensed products by the licensee during such quarter (a figure that is provided by the licensee), times the royalty rate. The Company will include this information in future filings to clarify its royalty revenue recognition policies.

The Company classifies its royalty income as non-operating income on its statement of operations because such income is not derived from its on-going major or central operations. See Financial Accounting Concepts No. 6, “Elements of Financial Statements, Characteristic of Revenue,” paragraph 79, “Revenues represent actual or expected cash inflows

Securities and Exchange Commission Page 3	April 5, 2005

(or the equivalent) that have occurred or will eventuate as a result of an entity’s ongoing major or central operations.” The Company’s central business operations are the development and sale of optical products using proprietary design and manufacturing technology, not the collection of royalty income.

Note 8 – Note Payable, Long-term Debt, and Extraordinary Item

8. The calculation of the extraordinary gain on the partial extinguishment of the Company’s debt to Competitive Technologies, Inc. (“CTI”) is as follows:

Note balance before debt forgiveness	$4,474,576
Note balance after debt forgiveness	1,250,000

Gross amount forgiven	3,224,576
Related cost	93,963

Extraordinary gain pre-tax	3,130,613
Tax effect (37.63%)	1,178,050

Extraordinary gain net of tax	$1,952,563

FASB 145, “Rescission of FASB No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections,” paragraph A5 provides in pertinent part, “The Board observed that the rescission of Statement 4 would not preclude gains and losses from extinguishment of debt that meet the criteria in Opinion 30 from being classified as extraordinary items. The Board noted that Opinion 30 requires disclosures about material gains and losses associated with debt extinguishments that are unusual or infrequent in nature.

Thus, applying the provisions of Opinion 30 would distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as extraordinary items.”

The Company has not had its debts forgiven in the past and it does not expect any of its debts to be forgiven in the future. Since CTI’s forgiveness of debt was a unique event for the Company related to the settlement of a litigation with CTI, the Company believes that the debt forgiveness should be recorded as an extraordinary gain, net of tax effect.

9. The settlement agreement with CTI provided that any increase in the amount of the quarterly payment to CTI due to an increase in the royalty payments received by the Company would accelerate payment of the obligation to CTI, but not increase the amount of that obligation. Accordingly, the amount of the settlement obligation and the amount of CTI’s forgiveness of debt has not, and will not, fluctuate, and the calculation of extinguishment of debt based on the settlement amount is an invariable $1,250,000. In future filings the Company will clarify this matter by noting that any increase of the quarterly payments over $100,000 would accelerate payment of, but not increase, the obligation.

Securities and Exchange Commission Page 4	April 5, 2005

APB 26, “Early Extinguishment of Debt,” footnote 1 to paragraph 20 states, “If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.” The Company’s settlement of its dispute with CTI involved no exchange of unstated or stated rights or privileges and CTI and the Company were not, and are not, related parties. Accordingly, APB 26 footnote 1 to paragraph 20 does not apply to this transaction.

FAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” paragraph 2, provides in part that a “restructuring of a debt constitutes a troubled debt restructuring for purpose of this statement if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” Before the settlement of its dispute with CTI, the Company has been in default on the payment of its debt to CTI and had negative working capital and a negative net worth. Moreover, the Company’s auditors had issued a going concern qualification to their opinion on the Company’s financial statements with respect to such financial difficulties. Based on these factors, the Company recorded the CTI settlement as a troubled debt restructure.

FAS 15, paragraph 13 state that “A debtor that transfers its receivable from third parties, real estate, or other assets to a creditor to settle fully a payable shall recognize a gain on restructuring of payables. The gain shall be measured by the excess of (i) the carrying amount of the payable settled over (ii) the fair value of the assets transferred to the creditor.”

FAS 15, paragraph 17 provides “If, however, the total future cash payments specified by the new terms of a payable, include both payments designated as interest and those designated as face amount, are less than the carrying amounts of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction. Thereafter, all cash payments under the term of the payable shall be accounted for as a reduction of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable.”

Based on the above pronouncements, the Company recorded the new debt obligation and did not impute interest on the settlement amount.

10. See paragraph 8, above.

Note 14 – Segmented Information

11. SFAB 131, “Disclosure about Segments of an Enterprise and Related Information,” paragraph 37 state that “An enterprise shall report the revenues from external

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customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.”

In future filings, the Company will include the disclosures regarding products and services required under paragraph 37 of SFAB 131.

Note 15 – Income Taxes

12. FASB 109, “Accounting for Income Taxes,” paragraphs 20 to 23 and 25 state in pertinent part that:

“All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an enterprise’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available or it may not be as relevant.”

“Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the tax law.”

“In some circumstances, there are actions (including elections for tax purposes) that (a) are prudent and feasible (b) an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused and (c) would result in realization of deferred tax assets.”

“Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”

“An enterprise must use judgment in considering the relevant impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion of all of the deferred tax asset.”

On this basis and using June 30,2004 and September 30, 2004 taxable income excluding extraordinary items, the Company estimated its future taxable income for the following ten years, assuming no material improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and established an allowance for the amount of net operating losses that will expire. Based on all

Securities and Exchange Commission Page 6	April 5, 2005

positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to maintain its current level of taxable income, thereby fully realizing its deferred tax asset recorded at June 30, 2004. The Company will include this disclosure in its future filings.

13. See paragraph 12, above.

Enclosed with this letter is a letter from Michael J. Pecora, the Company’s Chief Financial Officer, setting forth certain requested acknowledgements from the Company.

Please contact me should you have any questions or require anything further with regard to the matters covered in this letter or any other matters regarding the Report. Please date stamp the enclosed copy of this letter and return it to me in the enclosed postage prepaid envelope to acknowledge your receipt of this letter and the enclosure.

Very truly yours,

Laurence S. Markowitz

Enclosure

cc:	Mr. Michael J. Pecora

1910-400 Burrard Street

Vancouver, British Columbia

V6C 3A6

April 5, 2005

BY FEDEX

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Kate Tillian

         Reviewing Accountant

         Mail Stop 0306

Dear Sirs:

I refer to the March 23, 2005 letter of Kate Tillian of the Staff of the Securities and Exchange Commission (the “Commission”) to me setting forth the Staffs comments on the Annual Report on Form 20-F of Unilens Vision Inc. (the “Company”) for the fiscal year ended June 30, 2004 (the “Report”). I also refer to the letter of even date herewith of our counsel, Laurence S. Markowitz, to the Commission setting forth on behalf of the Company its responses to such comments.

In this connection, this will acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	comments of the Staff of the Commission or changes to the Company’s disclosures in filings reviewed by the Staff made in response to Staffs comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please date stamp the enclosed copy of this letter and return to me in the enclosed postage prepaid envelope to acknowledge your receipt of this letter.

Very truly yours,

Michael J. Pecora